Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Passage Bio, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-236734) on Form S-8 of Passage Bio, Inc. of our report dated March 3, 2021, with respect to the balance sheets of Passage Bio, Inc. as of December 31, 2020 and 2019, the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of Passage Bio, Inc.

Philadelphia, Pennsylvania

March 3, 2021